Exhibit 99.1

Press Release

VTTI ENERGY PARTNERS LP REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED

SEPTEMBER 30, 2014

LONDON, November 12, 2014 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today reported its financial results for the third quarter ended September 30, 2014.

Highlights

•	Priced our initial public offering (“IPO”) at $21.00 per unit on July 31, 2014 and closed on August 6, 2014.

•	Issued 20,125,000 common units, including overallotment option, representing limited partner interests and commenced trading on the New York Stock Exchange.

•	Generated Adjusted EBITDA(1) of $45.4 million for the third quarter of 2014.

•	Generated prorated distributable cash flow(1) of $6.6 million for the period from August 6, 2014, the closing date of the IPO, to September 30, 2014.

•	Declared a prorated cash distribution to unitholders of $0.159783 per unit for the period from August 6, 2014 to September 30, 2014, equivalent to our minimum quarterly distribution of $0.2625 per unit per quarter and $1.05 per unit on an annual basis.

•	Appointed Robert Abbott as chief financial officer on October 31, 2014.

•	Appointed Ian Farmer to the board of directors of our general partner on October 31, 2014.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures. See Appendix A for a reconciliation to the most directly comparable U.S. GAAP financial measure.

Successful Completion of the Partnership’s IPO

On August 6, 2014, VTTI completed its IPO with the sale and issuance of 20,125,000 common units representing limited partner interests (including 2,625,000 common units in relation to the overallotment option exercised in full by the underwriters). The common units sold to the public represent a 49.0% limited partner interest in VTTI. VTTI B.V., our indirect parent company, indirectly owns a 2.0% general partner interest and the remaining limited partner interest in VTTI. In connection with the IPO, VTTI acquired a 36.0% ownership interest in VTTI MLP B.V., which owns a portfolio of six terminals with approximately 400 tanks and 35 million barrels of refined petroleum product and crude oil storage capacity located in Europe, the Middle East, Asia and North America.

Financial and Operating Results Overview

The operating results of VTTI for the third quarter ended September 30, 2014 were consistent with expectations for VTTI’s initial operating period following the completion of the IPO. Mr. Rob Nijst, Chief Executive Officer of VTTI, stated: “The strong results demonstrate the strength of our business model, which is built on providing fee-based services under long-term contracts and leveraging our network of strategically located, state-of-the-art terminals in key energy hubs around the world.”

Net income for the third quarter ended September 30, 2014 was $29.3 million and operating income was $28.4 million. Our key cash flow metrics, Adjusted EBITDA and distributable cash flow, were in line with guidance provided at the time of the IPO. Adjusted EBITDA for the third quarter ended September 30, 2014 was $45.4 million. The Partnership generated $6.6 million of distributable cash flow for the period from August 6, 2014 through September 30, 2014 .

In the third quarter ended September 30, 2014, the Partnership reported its lowest recorded total injury rate to date of 1.3 injuries per million hours.

Cash Distribution

On October 31, 2014, the board of directors (the “Board”) of VTTI Energy Partners GP LLC (the “General Partner”), the sole general partner of the Partnership, declared a prorated quarterly cash distribution of $0.159783 per unit with respect to the third quarter of 2014. The implied distributable cash flow coverage ratio was 1.01x. The distribution was prorated for the period beginning on August 6, 2014, which was the closing date of our initial public offering, and ending on September 30, 2014, and is equivalent to our minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit on an annualized basis. The prorated cash distribution is payable on November 14, 2014 to unitholders of record as of the close of business on November 10, 2014.

Financing and Liquidity

In connection with the IPO, VTTI MLP B.V., of which the Partnership owns a 36.0% economic interest and majority voting interest, entered into a new €500.0 million revolving credit facility (the “VTTI Operating Revolving Credit Facility”).

As of September 30, 2014, the Partnership had cash and cash equivalents of $52.4 million and total bank debt outstanding of $585.4 million (excluding restricted cash and debt held by affiliates), implying a net debt to Adjusted EBITDA ratio of 2.9x. There is an undrawn amount of approximately $50 million in place. Further, our sponsor VTTI B.V. has the ability to lend money to the Partnership from its available sources of liquidity.

We believe that our current resources, including cash generated by the operations of the Partnership, are sufficient to meet our working capital requirements for our current business.

Management

On October 31, 2014, Robert Abbott was appointed by the Board as Chief Financial Officer of our General Partner. Mr. Abbott replaces Rubel Yilmaz who will continue to hold the position of Head of Business Development and Strategy and remain an executive officer of the Partnership. Mr. Abbott was previously a director in the Energy Corporate Finance team of Deutsche Bank AG (London) and has over a decade of experience in energy-focused investment banking. Mr. Abbott is a qualified Chartered Accountant having trained at Deloitte and holds a Bachelor of Arts degree in History from the University of Cambridge.

Additionally, on October 31, 2014, Ian Farmer was appointed by VTTI MLP Partners B.V., the sole member of the General Partner, as an independent director to the Board and chairman of the Audit Committee of the Board. Mr. Farmer served as the Chief Executive Officer of Lonmin Plc from 2008 to 2012, having previously held several positions at Lonmin Plc including as Chief Strategic Officer and as the Finance Director of Lonmin Platinum. He joined Lonmin Plc in 1986. Mr. Farmer is a past President of the International Platinum Association. He currently serves as a Non-Executive Director and Chairman of the Audit Committee at The Royal Marsden NHS Foundation Trust. Mr. Farmer is a qualified Chartered Accountant and holds a Bachelor of Accounting Science from the University of South Africa.

Outlook

Mr. Rob Nijst, Chief Executive Officer of VTTI commented: “VTTI’s growth strategy is underpinned by multiple sources of potential expansion. These include drop downs from VTTI B.V., a global leader in the independent energy storage business, with whom VTTI has a right of first offer on all current and future assets; organic development opportunities at existing assets; and potential strategic greenfield development and brownfield acquisitions in the highly fragmented international terminaling market. Our overall weighted average contract tenor as of September 30, 2014 of approximately four years provides a very stable outlook for the existing assets and we are confident that VTTI Energy Partners is well-positioned to deliver future distribution growth to its unitholders.”

About VTTI Energy Partners LP

VTTI Energy Partners LP is a publicly-traded master limited partnership formed in April 2014 by VTTI B.V. to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, the following: future supply of, and demand for, refined petroleum products and crude oil; general economic conditions; our future financial condition and liquidity; significant interruptions in the operations of our customer; dependence on a relatively limited number of key customers; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; reduced volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; uncertain integration of future acquisitions of terminals or other assets; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities; fluctuations in currencies and interest rates; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities Exchange Commission on August 1, 2014 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contacts

Hill + Knowlton Strategies Amsterdam,

Tanno Massar or Frans van der Grint, +31 20 4044707

Hill + Knowlton Strategies New York,

Peter Poulos, +1 212 885 0588

SOURCE: VTTI Energy Partners LP

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

for the three months ended September 30, 2014 and 2013

(in US$ millions)

	Three Months Ended, September 30,
	2014	2013
Revenues, third parties	17.9	19.6
Revenues, affiliates	57.5	56.3

Total revenues	75.4	75.9

Operating costs and expenses:
Operating costs	22.4	24.1
Depreciation and amortization	17.5	16.5
Selling, general and administrative	7.0	6.1
Loss on disposal of property, plant and equipment	0.1	0.9
Loss on write-off of assets	—	—

Total operating expenses	47.0	47.6

Total operating income	28.4	28.3

Other income (expense):
Interest income/(expense), including related party	(5.9)	(7.6)
Other finance expense	(0.4)	(0.2)
Net profit/(loss) on foreign currency transactions	0.7	(0.1)
Fair value movements derivatives	15.1	—

Total other expense, net	9.5	(7.9)

Income before income tax expense	37.9	20.4
Income tax expense	(8.6)	(3.7)

Net income	29.3	16.7

Non-controlling interest	(12.4)	(1.5)

Net (loss) income attributable to parents’ equity	16.9	15.2

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET

as of September 30, 2014 and December 31, 2013

(in US$ millions)

	September 30,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	52.4	54.5
Restricted cash	4.0	8.0
Trade accounts receivable	5.1	9.8
Affiliates	36.0	22.8
Other receivables and current assets	24.1	15.8
Prepaid expenses	4.8	3.2
Deferred tax assets	1.5	2.6
Derivative assets	5.1	0.0

Total current assets	133.0	116.7

Long-term assets:
Long-term receivables	3.2	14.0
Long-term prepaid expenses	23.3	23.8
Deferred tax assets	34.3	40.8
Property, plant and equipment	1,279.6	1,283.4
Lease rights	41.8	46.2
Goodwill	123.5	131.4
Derivative assets	9.9	0.0
Deferred debt issuance costs	2.0	2.2

Total long-term assets	1,517.6	1,541.8

Total assets	1,650.6	1,658.5

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Trade accounts payable	19.5	22.7
Affiliates	10.8	44.8
Current installments of long-term debt	0.0	25.1
Derivative liabilities	6.0	3.6
Other liabilities and accrued expenses	37.9	26.6

Total current liabilities	74.2	122.8

Long-term liabilities:
Long-term debt, excluding current installments	585.4	175.6
Derivative liabilities	7.2	3.5
Long-term debt, affiliates	37.5	611.8
Postretirement benefit and post employment obligation	12.6	12.4
Environmental provisions	24.9	30.1
Deferred tax liabilities	39.5	46.0
Other long-term liabilities	12.6	10.6

Total long-term liabilities	719.7	890.0

Total liabilities	793.9	1,012.8

Owner’s equity:
Parent’s equity	296.6	594.8
Non controlling interest	560.1	50.9

Total owners’ equity	856.7	645.7

Total liabilities and owners’ equity	1,650.6	1,658.5

Basis of Preparation and Presentation

The accompanying unaudited interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. The Partnership is currently in the process of finalizing amounts under the long-term incentive plan (the “LTIP”). The Balance Sheet and the Statement of Operations does currently not reflect the allocable non-cash costs to the Partnership of the LTIP.

As of August 6, 2014, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to August 6, 2014, the statement of operations and balance sheet have been prepared on a “carve out” basis from the accounting records of the VTTI Group using actual results of operations, assets and liabilities attributable to the Partnership, including allocation of expenses from VTTI and are recorded at VTTI’s historical book value. The Partnership’s unaudited interim financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s terminal-owning and operating subsidiaries. See Note 2 of the audited combined carve-out financial statements for the year ended December 31, 2013, as found in the Partnership’s Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities Exchange Commission on August 1, 2014 and is available via the SEC’s website at www.sec.gov.

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table reconciles net income to Adjusted EBITDA for the third quarter ended September 30, 2014.

Three Months Ended, September 30,
(in US$ millions)	2014
Net income	29.3
Interest expense, including affiliates	5.9
Other items (a)	-15.9
Depreciation and amortization	17.5
Income tax expense	8.6

Adjusted EBITDA (b)	45.4

(a)	Other items consist of non-cash items in operating expenses, anticipated timing differences between the recognition and receipt of revenues and unrealized gains and losses on foreign currency and interest financial derivatives.
(b)	Adjusted EBITDA contains the realized foreign currency gain of US$ 0.5 million from the financial instrument we have in place to hedge EUR/USD movements in our operating cash flows.

Distributable Cash Flow (“DCF”)

Distributable cash flow represents Adjusted EBITDA after considering period financial costs including estimated maintenance and replacement capital expenditures and other reserves established by the Partnership. Estimated maintenance and replacement capital expenditures represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with U.S. GAAP. The table below reconciles Adjusted EBITDA to distributable cash flow for the third quarter ended September 30, 2014.

	Three Months Ended, September 30,
(in US$ millions)	2014
Adjusted EBITDA	45.4
Cash interest expense	-5.9
Cash income tax expense	—
Maintenance capital expenditures	-5.5
Cash flow attributable to non-controlling interest	-23.2

Distributable cash flow	10.8
Adjustment for the period 6 August - 30 September 2014 (56 days)	-4.2

Distributable cash flow	6.6
Total distribution	6.6
Coverage ratio	1.01	x